RMS

SEC

18005991

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section

FEB 28 2018

Washington DC 406

SEC FILE NUMBER
8-66578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles River Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 District Avenue

(No. and Street)

Burlington	MA	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCarty 781-425-3318

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB.

OATH OR AFFIRMATION

I, John McCarty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM DO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 29, 2020

[signature]
Signature

VP, Chief Operating Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES RIVER BROKERAGE, LLC

Financial Statements and Supplementary Schedules

(SEC Identification No. 8-66578)

December 31, 2017

(With Report of Independent Registered Public Accounting Firm and Supplemental Information)

Filed in Accordance with Rule 17a-5(e)(3) as a Public Document

CHARLES RIVER BROKERAGE, LLC

(SEC Identification No. 8-66578)

Table of Contents

	Page(s)
Annual Audited Report Form X-17A-5 Part III	1
Oath or Affirmation	2
Report of Independent Registered Public Accounting Firm	3-4
Financial Statements:	
Statement of Financial Condition	5
Statement of Income	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9-16
Supplementary Schedules:	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	17
Schedule II – Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission and Information on Possession and Control under Rule 15c3-3	18

GrantThornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Charles River Brokerage, LLC

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC (a Massachusetts limited liability company) (the "Company") as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary information

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2018

CHARLES RIVER BROKERAGE, LLC

Statement of Financial Condition

December 31, 2017

(Amounts in Thousands)

Assets

Assets:		
Cash and cash equivalents	$	4,018
Accounts receivable		1,600
Revenue earned, not yet billed		1,224
Prepaid expenses and other assets		37
Fixed assets at cost, less accumulated depreciation of ($15)		13
Total assets	$	6,892

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	34
Due to member		14
Deferred compensation		1,131
Total liabilities		1,179
Member's equity		5,713
Total liabilities and member's equity	$	6,892

The accompanying notes are an integral part of these financial statements.

CHARLES RIVER BROKERAGE, LLC

Statement of Income

Year ended December 31, 2017

(Amounts in Thousands)

Revenue: Commission	$	13,921
Interest income		196
Total revenue		14,117
Expenses:		
Employee compensation and benefits		244
Service fees to member		722
Communications and data processing		8
Exchange and clearance fees		34
Professional fees		86
Depreciation		6
Dues, subscriptions and association fees		38
Other expenses		14
Total expenses		1,152
Net Income	$	12,965

The accompanying notes are an integral part of these financial statements.

CHARLES RIVER BROKERAGE, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2017

(Amounts in Thousands)

		Member's equity		Retained earnings		Total
Balance at December 31, 2016	$	250	$	27,998	$	28,248
Shareholder Distribution				(35,500)		(35,500)
Net income				12,965		12,965
Balance at December 31, 2017		250	$	5,463	$	5,713

The accompanying notes are an integral part of these financial statements.

CHARLES RIVER BROKERAGE, LLC

Statement of Cash Flows

Year ended December 31, 2017

(Amounts in Thousands)

Cash flows from operating activities:		
Net income	$	12,965
Adjustments to reconcile net income to net cash provided by operating activities:		
Noncash deferred compensation expense		56
Depreciation		6
Proceeds from sale of investment		14
Changes in operating assets and liabilities:		
Accounts receivable		616
Revenue earned, not yet billed		(59)
Prepaid expenses and other assets		(20)
Due from member		22
Due to member		14
Accounts payable and accrued expenses		(92)
Net cash provided by operating activities		13,522
Cash flows from investing activity:		
Purchase of equipment		(17)
Cash flows from financing activity:		
Shareholder distribution		(35,500)
Net decrease in cash and cash equivalents		(21,995)
Cash and cash equivalents, beginning of year		26,013
Cash and cash equivalents, end of year	$	4,018

The accompanying notes are an integral part of these financial statements.

(Amounts in Thousands)

Organization and Nature of Business

Charles River Brokerage, LLC (the Company) was organized as a single member limited liability company (SMLLC) under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly owned subsidiary of Charles River Systems, Inc. (the Member) and operates under the terms of a Single Member Operating Agreement dated April 1, 2004, as amended on April 1, 2009. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 (Inception).

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 (Act) and is a nonclearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the Customer Protection Rule) of the Securities and Exchange Act of 1934 (the Act) pursuant to Section (k)(2)(i) of the Customer Protection Rule. The Company enters into Interface Testing and Maintenance Agreements (ITMA) with other broker dealers, whereby the Company receives commissions on certain trades executed by such broker dealers. Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems (IMS) provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides information technology support and accounting and other back-office services under a Service Agreement dated as amended October 1, 2016 (the Service Agreement) as described in note 5 to the financial statements. The Member also makes payments on behalf of the Company for expenses incurred by the Company in the normal course of business. At December 31, 2017, the Company had a net payable due to the Member of $14.

(1) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For purposes of the statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less at the time of purchase to be cash equivalents. Included in cash and cash equivalents at December 31, 2017 is $4,018, of which $954 is invested in a U.S. Treasury obligations money market fund held at the Company's broker.

(b) Fair Value Measurement

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit

price) in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 – Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investments in securities listed on a national exchange are valued at the composite close price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale is reported on that date are stated at a mean of the current bid and asked prices. The resulting unrealized gains and losses are reflected in the statement of operations. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The Company's cash equivalents represent U.S. Treasury obligations money market mutual fund.

During the year the Company sold its investment in a single stock which amounted $14.

(Continued)

The following table represents the Company's fair value hierarchy for its cash equivalent and marketable security as of December 31, 2017.

		2017
		Asset
Valuation Inputs		Money Market
Level 1 - Quoted Prices	$	954
Level 2 - Other Significant Observable Inputs		-
Level 3 - Significant Unobservable Inputs		-
	$	954

Changes in valuation techniques may result in transfers in or out of currently assigned levels within the hierarchy. The Company recognizes transfers at the end of the reporting period. There were no transfers between Level l, 2, or 3 for the year ended December 31, 2017.

(c) ***Accounts Receivable***

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary and determined that no allowance for doubtful accounts was necessary at year end.

(d) Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated life (years)
Computer software and hardware	3
Telecommunications equipment	5
Furniture, fixtures and equipment	10

Expenditures for additions, renewals and betterment of property and equipment are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

(e) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, the Company has satisfied its performance obligations, the fee is fixed or determinable and collectability is reasonably assured. The Company receives shared commissions from other broker-dealer customers under its ITMA contracts as its primary revenue source. These amounts are recognized when the underlying transaction is completed under the terms of such engagements. The Company also earns interest income on an accrual basis.

(f) Income Taxes

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Any taxes imposed on the income of the SMLLC are either borne by the Member or its shareholder on its related tax return.

The Company is wholly owned by an S corporation. S Corporations are generally not subject to federal and certain state income taxes. The tax income is passed through to the stockholders. Certain states do not follow the federal treatment and have an entity level tax. For presentation purposes, the Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

(Continued)

(Amounts in Thousands)

The Company adopted and implemented Generally Accepted Accounting Principles (GAAP) guidance pertaining to Accounting for Uncertainty in Income taxes for its annual financial statements on January 1, 2009. The Company evaluated its uncertain tax positions as of December 31, 2017, and concluded that it had no significant uncertain tax positions for which it is not reasonably possible that the amounts of unrecognized tax benefits will significantly change in the next twelve months. As such, no differences have been recognized and no significant adjustments are expected in the next twelve months. The Company's tax years beginning 2015 to 2017 remain subject to examination by the taxing authorities. The Company would include interest and penalties, if applicable in income tax expense. On December 22, 2017, The United States enacted tax reform legislation commonly known as the Tax Cuts and Jobs Act (the "Act"), resulting in significant modifications to existing law. Management has determined that due to its filing status as a SMLLC any effect of the Act would be passed through and reported by its shareholders, therefore the Act would not impact the Company's tax liability as of December 31, 2017.

(2) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed as well as the valuation of the Member's stock used in determining the deferred compensation expense.

(3) New Accounting Pronouncements

In May 2014, ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* was issued, which provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also provides guidance on accounting for certain contract costs and requires new disclosures. The ASU is effective for the Company in January 2018 under a modified retrospective approach or retrospectively to all periods. The Company's implementation efforts included identifying revenues and costs within the scope of the ASU, reviewing contracts analyzing any changes to existing revenue recognition policies. Based on implementation work to date, the Company has concluded that the ASU did not have a material impact on its financial condition, result of operations or cash flows on the date of adoption.

The Company adopted *FASB Accounting Standards Update No. 2014-15 Presentation of Financial Statements – Going Concern* which requires the Company to evaluate whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued and to provide related footnote disclosures in certain circumstances. The implementation of this update did not have an impact on the financial statement.

(Amounts in Thousands, except price and unit)

(4) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the statement of income when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2017:

Furniture and fixtures	$	4
Computer hardware		5
Computer software		17
Telecommunications equipment		2
		28
Less accumulated depreciation and amortization		(15)
	$	13

Depreciation expense was $6 during 2017.

(5) Related-Party Transactions

The Company has a fixed fee Service Agreement with the Member to cover certain recurring operating expenses, FIX Network services based on actual timesheets, as well as certain direct expenses incurred by the Member on behalf of the Company. These expenses include an office rental, accounting, legal, information technology, human resources and other general overhead costs. For the year ended, the Member allocated $239 administration expenses, and $483 FIX Network fees expense. These fees are included in the service fees to member account in the statement of income. The Member allocated additional $76 in other related expenses which include marketing, account management, office supplies, and compensation benefits. These expenses included in employee compensation and benefits and other expenses account in the statement of income. The Company also participates in the Member's 401(k) benefit plan. The Member has a defined contribution plan (Internal Revenue Code Section 401(k) plan) covering substantially all employees of the Company. The Member matches a portion of the participant's voluntary contributions. During the year, the Company made $35,500 distribution to the Member.

(6) Deferred Compensation Awards

The Member provides awards to employees of the Company which are granted under the Charles River Systems, Inc. Phantom Stock Unit Plan. These awards are accounted for as liability type awards. Under the liability method, compensation expense is recorded at each reporting period based on the estimated fair value, as determined by the Board of Directors of the Member, of the vested portion of stock options or Phantom Units less the exercise value. The Company's compensation expense related to the Phantom units was $(56) in 2017, which is included in employee compensation and benefits in the statement of income.

(Continued)

(Amounts in Thousands, except price and unit)

The Company's liability related to the Phantom units was $1,131 at December 31, 2017. The plan is administered by the Board of Directors of the Member including the determination of the number of units to be awarded under the plan. Units awarded under the plan are subject to vesting requirements and certain triggering events. All units were 100% vested as of December 31, 2017.

The Phantom Stock Unit Plan activity is summarized below.

	Qualified Phantom Stock Units	Exercise Price Range of Applicable Unit Values	Weighted Average Exercise Price Average grant value per Unit
Outstanding, December 31, 2016	20,450	6.12 - 29.91	$18.24
Granted	-		
Forfeitures	-		
Outstanding, December 31, 2017	20,450	6.12 - 29.91	$18.24

(7) Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is unknown. However, the Company has not had any claims or losses pursuant to these contracts and expects the risk of loss to be remote.

(8) Concentrations of Credit Risk

As of December 31, 2017, there three customer who accounted for 53.31% of the Company's accounts receivable, there is one customer who accounted for 14% of the Company's revenue earned not yet billed, and one customer who accounted for 10% of the Company's commission revenue.

During the year ended December 31, 2017, the Company maintained substantially all of its U.S. demand deposit accounts and money market accounts with a major bank and a leading mutual fund company respectively. During the year, these accounts had balances in excess of federal insured limits. The Company has not experienced any losses in these accounts.

(Amounts in Thousands)

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $2,820 which was $2,741 in excess of its minimum net capital required of $79. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2017 was .42 to 1.

The Company is exempt from the reserve requirements of Rule 15c3-3 since it does not carry customer accounts.

(10) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2017 through the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. There's no subsequent events noted.

Schedule I

CHARLES RIVER BROKERAGE, LLC

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

(Amounts in Thousands)

Net capital		
Member's equity per statement of financial condition	$	5,713
Deductions:		
Nonallowable assets:		
Due from member		
Accounts receivable		1,600
Revenue earned, not yet billed		1,224
Equipment		13
Prepaid expenses and other assets		37
		2,874
Net capital before haircuts on securities positions (tentative net capital)		2,839
Haircuts on securities:		
Money market fund (2%)		19
		19
Net Capital		2,820
Computation of basic net capital requirement:		
Minimum net capital required of broker dealer (the greater of 6⅔% of total aggregate indebtedness but not less than $5,000)		79
Excess net capital	$	2,741
Total aggregate indebtedness	$	1,179
Ratio aggregate indebtedness to net capital		41.81%

There are no material differences between the computation of net capital as amended filed on February 19, 2018.

Schedule II

CHARLES RIVER BROKERAGE, LLC

Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2017 under the Securities and Exchange Act of 1934 under the paragraph (k)(2)(i) of that rule, in that the Company's activities are limited to those set forth in the conditions for exemption. Accordingly, the computations for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements are not applicable.

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

February 27, 2018

John McCarty
Chief Operating Officer
Charles River Brokerage LLC
700 District Ave #4
Burlington, MA 01803

Dear Mr. McCarty:

As the auditor of record of the financial statements of Charles River Brokerage LLC (the "Company") and the related review of exemption related to other reports filed with the Company's regulators as of and for the year ended December 31, 2017 ("Audit Period"), we are required to perform these audit and review services in accordance with the standards of the United States Public Company Accounting Oversight Board ("PCAOB standards"). To comply with the PCAOB standards, Grant Thornton LLP ("Grant Thornton" or the "Firm") is providing this letter to formalize our periodic communications and to facilitate our discussion with you regarding independence matters addressed since February 27, 2017.

PCAOB Ethics and Independence Rule 3526 ("PCAOB Rule 3526"), *Communication with Audit Committees Concerning Independence*, requires that we communicate, in writing, to you all known relationships through the date of this communication between Grant Thornton, the member firms of Grant Thornton International Ltd, and their respective affiliates (collectively, the "Grant Thornton Entities") and the Company, its affiliates, or its persons in financial reporting oversight roles ("FROR") that may reasonably be thought to bear on our independence under the applicable U.S. Securities and Exchange Commission ("SEC") and PCAOB rules.

On February 27, 2018, we communicated with Mr. McCarty, Chief Operating Officer, a member of Those Charged with Governance ("Governing Group"), identified independence matters, if any, that we would propose bringing to the Governing Group's attention, and have solicited his views as to the nature of the matters that should be reported to the Governing Group. We prepared the following comments to formalize our communications and to facilitate our discussions with you regarding independence matters.

Relationships and other independence matters

We are not aware of any relationships between the Grant Thornton Entities and the Company, its affiliates, or any FROR that may reasonably be thought to bear on our independence through the date of this letter.

We are aware of the following relationships between the Grant Thornton Entities and the Company, its affiliates, or any FROR that may reasonably be thought to bear on our independence through the date of this letter.

Tax compliance and consulting services

During the Audit Period, Grant Thornton performed tax compliance and consulting services for the Company, and prepared Foreign Bank and Financial Account reports ("FBAR") for certain persons in FRORs. The fees for these services are based on standard rates and are not contingent on the outcome of the matter.

PCAOB Rule 3523, *Tax Services for Persons in Financial Reporting Oversight Roles*, was not adopted by the PCAOB for the audits of non-issuer broker-dealers and are, therefore, not prohibited under these standards. However, we have reviewed these tax services and have concluded that such services did not result in the recommendation of aggressive tax filing positions, confidential, or listed transactions, which would create a mutuality of interest between an FROR and our firm. Further, these services did not include management decision-making or otherwise performing management functions. Therefore, we have concluded that such services do not impair our independence of the Company.

Tax Services Provided to Charles River Systems, Inc & its Subsidiaries (the "Parent")

Certain Grant Thornton Entities provide various tax compliance services to one or more of the affiliates of the Company. These services are structured to be permitted under applicable independence standards (e.g., AICPA, SEC and PCAOB) and do not constitute providing prohibited management services under these standards. Furthermore, we determined that the tax services did not involve Grant Thornton Entities in providing recommendations of aggressive tax positions that would not have a "more likely than not" chance of sustainability by the tax jurisdictions. Also, none of these engagements were structured as a contingent or success-based fee arrangement. Grant Thornton did perform tax provision calculations (bookkeeping) for Charles River Systems, Inc., the parent of the Company. However, since the bookkeeping services were performed for an upward affiliate of the Company, we believe that the results of these services would not be audited by Grant Thornton in conjunction with the Company's financial statements or financial information filed with the Securities and Exchange Commission ("SEC"). In addition, Grant Thornton and certain GTI member firms are assisting management with the preparation of the financial statements for the Company's parent (upward affiliate), certain subsidiaries of the parent, and brother/sister affiliates of the Company, and we believe that the results of these services would not be audited by a Grant Thornton in conjunction with the Company's financial statements or financial information filed with the Securities and Exchange Commission ("SEC").

Certain Grant Thorn Entitles provide statutory audit service to one or more of the affiliates of the Company. These services are structured to be permitted under the applicable standards. These services do not constitute as providing prohibited services under these standards.

Safeguards

The Company and its affiliates have designated management-level individuals who possess the suitable skill, knowledge, experience, judgment, and willingness to be responsible for oversight of the non-audit services discussed above. These individuals are responsible for applying independent business judgment with respect to the services, including without limitation, establishing and monitoring the performance of the services to ensure the objectives have been met, evaluating the adequacy of the engagement, accepting responsibility for the results of the services, and evaluating any recommendations made, exclusively rendering decisions that involve management functions related to the engagement, accepting full responsibility for decisions on implementation or other further courses of action, and establishing and maintaining internal controls. Grant Thornton Entities have not performed any management function relating the services provided nor have they made any management decisions.

Based on above, we have determined that such services provided to the Company's affiliates (e.g., parent and brother-sister entities) do not impair Grant Thornton's independence, integrity, or objectivity with respect to Charles River Brokerage, LLC or its affiliates.

Further, Grant Thornton will not be engaged to file the Company's electronic FINRA or other regulatory submissions or assist with the distribution of the Company's Financial Statements, reports, or other filings with the regulators or other users.

Independence affirmation

Grant Thornton hereby affirms that as of the date of this letter, we are independent accountants with respect to the Company within the meaning of the applicable rules and standards of the PCAOB and the securities laws and regulations administered by the SEC.

* * * *

This letter is intended solely for the information and use of the Audit Committee, management, and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

We look forward to discussing with you the matters addressed in this letter, as well as other matters that may be of interest to you at our upcoming meeting on February 27, 2018. We will be prepared to answer any questions you may have regarding our independence or other matters.

Sincerely,

Joseph London

Joseph London
Partner

GrantThornton

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
406

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Charles River Brokerage, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Charles River Brokerage, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of check stubs), noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 27, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066578 FINRA DEC
Charles River Brokerage, LLC
700 District Avenue, 2nd Floor
Burlington, MA 01803

SEC
Mail Processing
Section
FEB 28 2018
Washington DC
406

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stephen Sussman (603) 434-3594

2. A.	General Assessment (item 2l from page 2)	$ 21,175
B.	Less payment made with SIPC-6 filed and SIPC-7 if applicable (**exclude interest**) 7/31/17 Date Paid	(8,526)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	12,649
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 12,649

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $ 12,649

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Charles River Brokerage, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of February, 2018.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 14,117,327

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 374

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 374

2d. SIPC Net Operating Revenues $ 14,116,953

2e. General Assessment @ .0015 Rate effective 1/1/2017 $ 21,175

(to page 1, line 2.A.)

Grant Thornton

SEC
Mail Processing
Section

FEB 28 2018

Washington DC
406

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member of
Charles River Brokerage, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) Charles River Brokerage, LLC (a Massachusetts limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 27, 2018

15C3-3 Exemption Report

Charles River Brokerage, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealer").This exemption report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2) (i)

Charles River Brokerage, LLC

I, John C. McCarty, swear that to the best of my knowledge and belief, this exemption Report is true and correct.

BY John C. McCarty

VP, Chief Operating Officer

Feb 27, 2018